Blue Spa Incorporated

403 E. Commerce Street

San Antonio, Texas

78205

VIA EDGAR

August 30, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549-4631

Attention: Nicholas P. Panos

Dear Mr. Panos:

Re:	Blue Spa Incorporated (the “Company”)
Schedule 14f-1
Filed: August 11, 2016
File No. 005-89592

In response to your letter dated August 23, 2016, we confirm the following:

General

1.	We confirm that Christopher Grunder is a close business associate of Suha Hächler, the Company’s principal executive officer, and that Mr. Grunder and Mr. Hächler have known each other for the past five years. Mr. Hächler is in contact with Mr. Grunder on a weekly basis. Mr. Grunder has advised the Company that he will be filing the Schedule 13D with your office, and will be providing the Company with a copy of his filing. The Company has requested from Mr. Grunder a copy of the incorporation documents of Workplan Holding Inc. and copy of the shareholder’s list as verification of the beneficial ownership information reported.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission		August 30, 2016
Re:	Blue Spa Incorporated	Page 2
Schedule 14f-1
Sec File No. 005-89592

If you have any further question please contact Suha Hächler, the Company’s CFO, at our group.

Sincerely,

Blue Spa Incorporated

Per:	/s/ Suha Hächler

Suha Hächler

Director, President (Chief Executive Officer),

Principal Financial Officer, and

Principal Accounting Officer